Exhibit 99.208

DeFi Technologies Inc. Announces AGM Voting Results

TORONTO, May 9, 2022 /CNW/ - DeFi Technologies Inc. (the “Company” or “DeFi Technologies”) (NEO: DEFI) (GR: RMJR) (OTCQB: DEFTF), a technology company bridging the gap between traditional capital markets and decentralized finance, is pleased to announce the voting results from the Annual General and Special Meeting of shareholders held on May 6, 2022. The nominees listed in the Management Information Circular dated April 7, 2022 for the 2022 Annual General and Special Meeting of shareholders of DeFi Technologies (the “Meeting”) were elected as directors of the Company. A total of 14.97% of all of the issued and outstanding shares of DeFi Technologies were represented at the Meeting.

Election of Directors

The shareholders approved the election as directors of the persons listed below, based on the following vote.

Nominee	% Votes For	% Votes Withheld
Tito Gandhi	99.555	0.445
William C. Steers	99.547	0.453
Bernard Wilson	92.949	7.051
Krisztian Toth	99.616	0.384
Russell Starr	90.686	9.314

Auditors

Shareholders voted 99.732% in favour of the ratification and approval of the appointment of RSM Canada LLP, the Company’s auditors, with 0.268% of shareholders withholding their vote on the appointment of auditors.

Name Change

At the Meeting, the shareholders approved a special resolution to change the name of the Company to “Valour Inc.” (the “Name Change”). The Name Change is subject to standard regulatory approvals and will be effective upon the filing of Articles of Amendment.

Learn more about DeFi Technologies and Valour at defi.tech and valour.com.

About Valour

Valour Inc. issues exchange-listed financial products that enable retail and institutional investors to access investment in disruptive innovations, such as digital assets, in a simple and secure way. Established in 2019 and based in Zug, Switzerland, Valour is a wholly owned subsidiary of DeFi Technologies Inc. (NEO:DEFI, GR: RMJ.F, OTCQB: DEFTF). For more information on Valour, visit www.valour.com.

About DeFi Technologies

DeFi Technologies Inc. is a technology company bridging the gap between traditional capital markets and decentralized finance. Our mission is to expand investor access to industry-leading decentralized technologies which we believe lie at the heart of the future of finance. On behalf of our shareholders and investors, we identify opportunities and areas of innovation, and build and invest in new technologies and ventures in order to provide trusted, diversified exposure across the decentralized finance ecosystem. For more information or to subscribe to receive company updates and financial information, visit https://defi.tech/.

Cautionary note regarding forward-looking information:

This press release contains “forward-looking information” within the meaning of applicable Canadian securities legislation. Forward-looking information includes, but is not limited to, statements with respect to: the appointment of auditors; the Name Change; the election of directors; the growth and adoption of decentralized finance; the pursuit by DeFi Technologies of business opportunities; the development of future ETPs and the merits or potential returns of any such opportunities. Generally, forward-looking information can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”. Forward-looking information is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company, as the case may be, to be materially different from those expressed or implied by such forward-looking information. Such risks, uncertainties and other factors include, but is not limited to, the growth and development of the DeFi and cryptocurrency sector; rules and regulations with respect to DeFi; regulatory approval of ETPs and future adoption of Valour’s ETPs. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking information. The Company does not undertake to update any forward-looking information, except in accordance with applicable securities laws.

THE NEO STOCK EXCHANGE DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE

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SOURCE DeFi Technologies, Inc.

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%SEDAR: 00007675E

For further information: Investor Relations, Dave Gentry, RedChip Companies Inc., 1-800-RED-CHIP (733-2447), 407-491-4498, Dave@redchip.com; Public Relations, Wachsman PR, defitech@wachsman.com

CO: DeFi Technologies, Inc.

CNW 08:00e 09-MAY-22